UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

THE X-CHANGE CORPORATION

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

98371P109

(CUSIP Number)

George R. Jarkesy, Jr.

John Thomas Bridge and Opportunity Fund, L.P.

3 Riverway, Suite 1800

 Houston, Texas 77056

281-748-3277

With a copy to:

Thomas D. Sherman, Esq.

The Proscenium, Ste. 1900

1170 Peachtree Street NE

Atlanta, GA 30309

281-748-3277

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98371P109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John Thomas Bridge and Opportunity Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization John Thomas Bridge and Opportunity Fund, L.P., is a partnership formed under the laws of the State of Delaware, the United States of America.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,875,000(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,875,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,875,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9%(2)

14.	Type of Reporting Person (See Instructions) PN

(1) Includes (a) 1,250,000 shares of common stock of The X-Change Corporation into which the John Thomas Bridge and Opportunity Fund, L.P. has the right to convert a Convertible Note, dated December 4, 2007, in the principal amount of $250,000, excluding interest convertible into common stock, and (b) a Warrant, dated December 4, 2007, to purchase 625,000 shares of common stock of The X-Change Corporation.

(2) Based on 31,589,501 shares of The X-Change Corporation common stock outstanding as of November 12, 2007, as reported in its Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2007.

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of The X-Change Corporation, a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 710 Century Parkway, Allen, Texas 75013.

Item 2.	Identity and Background

(a) This statement is filed by Thomas Bridge and Opportunity Fund, L.P. (the “Fund”), a Delaware limited partnership and John Thomas Capital Management Group, LLC, the managing general partner of the Fund (the “GP”), a Delaware limited liability company (together, the “Reporting Persons”).   The GP may be deemed to have beneficial ownership over the securities reported herein by virtue of the discretion and authority granted to the GP to vote and to dispose of the securities held by the Fund pursuant to the Fund’s constituent documents.

(b) The principal business address of the Reporting Persons is 3 Riverway, Suite 1800, Houston, Texas 77056.

(c) The principal business of the Fund is investing in short to medium term debt and equity securities and in-force life insurance policies acquired in the life settlement transactions.  The principal business of the GP is to act as investment manager to the Fund and other investment funds.

(d) - (e) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On December 4, 2007, pursuant to a Securities Purchase Agreement, dated December 4, 2007, among the Issuer, the Fund and certain other purchasers (the “Securities Purchase Agreement”), the Fund acquired from the Issuer a Senior Secured Convertible Term Note in the original principal amount of $250,000 (the “Convertible Note”) and (ii) a warrant to purchase 625,000 shares of Common Stock (the “Warrant”).  A more detailed description of the Securities Purchase Agreement, the Convertible Note, the Warrant and related agreements are set forth in Item 6 below.  The Convertible Note and Warrant were acquired with investment funds of the Fund under management by the GP.

Item 4.	Purpose of Transaction

The Convertible Note and Warrant were acquired for investment purposes. Consistent with such purpose, the Fund has had, and may have in the future, discussions with management and the board of directors of the Issuer regarding the Issuer’s operations, prospects, business and financial strategies and other matters as the Fund deems relevant to its investment in the Convertible Note, Warrant and any other securities of the Issuer.  The Fund has the obligation, upon satisfaction of certain conditions under the Securities Purchase Agreement, to purchase from the Issuer an additional (i) convertible note in the original principal amount of $250,000 and (ii) warrant to purchase 625,000 shares of Common Stock.

Pursuant to the terms of the Securities Purchase Agreement, the Fund and the other parties named therein (i) are permitted to send one non-voting observer to the meetings of the Issuer’s board of directors and (ii) have the preemptive right to purchase such number of shares of capital stock of the Issuer to maintain their respective fully diluted percentage ownership in the Issuer in the event the Issuer proposes to issue shares of its capital stock.  In addition, the terms of the Securities Purchase Agreement require that the bylaws of the Issuer will be amended to provide that the provisions of Sections 78.378 – 78.3793 of the Nevada Revised Statutes will not apply to the Issuer.

The Fund will continue to evaluate its investment position in the Issuer and may, depending on the Issuer’s performance and market and other conditions, increase or decrease its investment position in the Convertible Note, Warrant and other securities of the Issuer.  The Fund reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals regarding the Issuer or any of its securities.

Except as otherwise set forth herein, (i) the Fund, and to the best knowledge of the Fund, the executive officers or directors of the Fund, and (ii) the GP, and to the best knowledge of the GP, the executive officers, directors or control persons of the GP, has or have no specific plans or proposals that relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except in the ordinary course based on regular investment decisions;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)           As of the close of business on December 4, 2007, the Reporting Persons may be deemed to beneficially own an aggregate of 1,875,000 shares of Common Stock, representing 5.9% of the outstanding shares of Common Stock (based on 31,589,501 shares of Common Stock outstanding as of November 12, 2007, as reported in the Issuer’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2007).

(b)           The Reporting Persons have the sole power to vote, direct the voting of, dispose of and direct the disposition of the Convertible Note, Warrant and the shares of Common Stock issued or issuable upon conversion of the Convertible Note and upon exercise of the Warrant.

(c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Common Stock by the Fund during the sixty (60) day period prior to the date hereof.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Purchase of Notes and Warrants.

Pursuant to the terms of the Securities Purchase Agreement (the form of which is attached hereto as Exhibit A and is incorporated herein by reference in response to this Item 6, on December 4, 2007, the Fund purchased from the Issuer (i) the Convertible Note (the form of which is attached hereto as Exhibit B and is incorporated herein by reference in response to this Item 6 in the original principal amount of $250,000 and (ii) the Warrant (a form of which is attached hereto as Exhibit C and is incorporated herein by reference in response to this Item 6 to purchase up to 625,000 shares of Common Stock.  In addition, pursuant to the terms of the Securities Purchase Agreement, the Fund agreed, upon satisfaction of certain conditions thereunder, to purchase from the Issuer an additional (i) convertible note in the original principal amount of $250,000 and (ii) warrant to purchase 625,000 shares of Common Stock, each containing substantially similar terms as the Convertible Note and the Warrant.

Under the Convertible Note, interest is payable quarterly, at the option of the Issuer, in cash or by increase in the principal amount of the Convertible Note, at a rate equal to eight percent (8%) per annum from the date of issuance.  The maturity date of the Convertible Note is December 4, 2012.  The Convertible Note is initially convertible into Common Stock at a conversion price of $0.20 per share of Common Stock, subject to certain anti-dilution adjustments.  The Convertible Note may be converted into Common Stock at any time prior to maturity, in whole or in part, at the election of the Fund, and is automatically converted into Common Stock upon the occurrence of certain events.  The Fund has the right to require that the Issuer redeem the Convertible Note following an event of default under the Convertible Note or if there is a change of control of the Issuer, in each case at a premium over the principal amount of the Convertible Note.

The Warrant is initially exercisable for 625,000 shares of Common Stock at an exercise price of $0.50 per share, subject to certain anti-dilution adjustments. The Warrant is exercisable at the option of the Fund at any time prior to December 4, 2012.

Guaranty and Security Agreement.

The Issuer’s obligations under the Convertible Note are fully and unconditionally guaranteed by AirGATE Technologies, Inc. (“AirGATE”), a subsidiary of the Issuer, under the terms of a Guaranty Agreement dated December 4, 2007, executed by AirGate in favor of the Fund, as collateral agent (in the form attached hereto as Exhibit D and incorporated herein by reference in response to this Item 6.

The Issuer’s obligations under the Convertible Note are additionally secured by liens and security interests in all of the assets of AirGATE under the terms of a Security Agreement, dated December 4, 2007, among AirGATE, Samson Investment Company, as collateral agent, the Fund and other purchasers under the Securities Purchase Agreement, in the form attached hereto as Exhibit E and incorporated herein by reference in response to this Item 6.

Registration Rights Agreement.

The Issuer entered into a Registration Rights Agreement, dated December 4, 2007 (the “Registration Rights Agreement,” in the form attached hereto as Exhibit F and incorporated herein by reference in response to this Item 6 for the benefit of the Fund and each of the other purchasers under the Securities Purchase Agreement (each a “Requesting Party”).  Pursuant to the terms of the Registration Rights Agreement, if the Issuer receives, at any time after June 1, 2008, a request from a Requesting Party to effect a registration statement, the Issuer is required to file within sixty (60) days after such request, a registration statement covering the shares of Common Stock issued or issuable upon conversion of the Convertible Notes or exercise of the Warrants, to ensure that the registration statement enters into effect within one hundred eighty (180) days thereafter, and to maintain the effectiveness of the registration.

The Fund and the other Requesting Parties have the right to require that the Issuer file up to four registrations, subject to certain requirements.  In addition, the Requesting Parties are entitled to piggyback registration rights with respect to the shares of Common Stock issued or issuable upon conversion of the Convertible Notes or upon the exercise of the Warrant such that these shares may be registered with any other shares of Common Stock registered by the Issuer.  In the event that the Issuer fails to fulfill its obligation to file or effect a registration statement pursuant to the terms of the Registration Rights Agreement, the Issuer has agreed to pay the Fund and the other Requesting Parties liquidated damages in the amount of $1,000 per day until such failure has been cured.  Such liquidated damages, in the aggregate, shall not exceed $150,000.

Other than the Securities Purchase Agreement, the Securities Agreement, the Guaranty Agreement, the Registration Rights Agreement and any other agreements executed in connection therewith, neither the Fund, and to the best knowledge of the Fund, the executive officers or directors of the Fund, nor the GP, and to the best knowledge of the GP, the executive officers, directors or control persons of the GP have executed any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
The Exhibit Index is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 2007

JOHN THOMAS BRIDGE AND OPPORTUNITY FUND, L.P.

By: John Thomas Capital Management Group, LLC

Its: General Partner

By:	/s/ George R. Jarkesy, Jr.
George R. Jarkesy, Jr.
Its: Managing Member

EXHIBIT INDEX

A.

Securities Purchase Agreement, dated December 4, 2007, by and among the Issuer, the Fund and the other parties thereto (incorporated by reference to Exhibit 4.1 to Issuer’s Form 8-K filed on December 10, 2007).

B.

Form of Senior Secured Convertible Term Note—Tranche A, dated December 4, 2007, issued by the Issuer to the Fund (incorporated by reference to Exhibit 4.2 to Issuer’s Form 8-K filed on December 10, 2007).

C.	Form of Tranche A Warrant, dated December 4, 2007, issued by the Issuer to the Fund (incorporated by reference to Exhibit 10.1 to Issuer’s Form 8-K filed on December 10, 2007).

D.	Guaranty Agreement, dated December 4, 2007, by and among the Issuer and the Fund, as the collateral agent (incorporated by reference to Exhibit 10.4 to Issuer’s Form 8-K filed on December 10, 2007).

E.	Security Agreement, dated December 4, 2007, by and among the Issuer, the Fund and the other parties thereto (incorporated by reference to Exhibit 10.3 to Issuer’s Form 8-K filed on December 10, 2007).

F.

Registration Rights Agreement, dated December 4, 2007, by and among the Issuer, the Fund and the other parties thereto (incorporated by reference to Exhibit 10.2 to Issuer’s Form 8-K filed on December 10, 2007).